Contact

www.linkedin.com/in/morgannrider
(LinkedIn)
www.gradybritton.com (Company)

Top Skills

Sustainability
Strategic Planning
Business Development

Honors-Awards

World Recorder holder for longest
time shuffling cards

Morgan Rider

Cofounder at Thriving Design
Portland

Summary

Co-founder of Thriving Design. Innovative leader with over 30
years of experience helping public and private sector organizations
develop and implement programs to protect human health and the
environment. Currently taking executive leadership certificate in
Financial Success for Nonprofits from eCornell.

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Experience

Thriving Design
Cofounder
November 2019 - Present (2 years 9 months)
Portland, Oregon, United States

Build versatile, sturdy plant supports in a SNAP!

Thriving Design is an innovative garden product company featuring the
patented C-BITE.
C-BITE clips are a customizable and reusable alternative to traditional plant
supports. As the only DIY plant support system on the market, C-BITEs work
with stakes, netting and plant ties to create custom support solutions.

Working seamlessly with standard steel stakes, natural cane, netting, plant
ties, and other accessories to create custom support solutions. Whether
you want a trellis for your peas, a cage for your cannabis, a tower for your
tomatoes, or support for your sunflowers, C-BITEs can do it all.

If the C-BITE is helping people make connections in the garden, Thriving
Design has taken that vision to the world. As a public benefit corporation and
1% for the Planet member, Thriving Design proudly donates a portion of its
sales to helping people connect with the things that matter most – our planet,
healthy food, and a greener future.

Growing Gardens
Think Tank Member
April 2022 - Present (4 months)

Portland, Oregon, United States

The Climate Trust

4 years 2 months

Board Member

June 2019 - Present (3 years 2 months)

Portland, Oregon Area

The Climate Trust combats the rise in global temperatures through active participation and leadership in carbon markets. We provide financial support to quality projects through our carbon investment fund.

Board Member

June 2018 - Present (4 years 2 months)

Portland, Oregon Area

The Board of Directors provides meaningful advisory services on a regular basis. Board members help The Trust to achieve its mission and objectives through the contribution of their work, wealth, and wisdom.

Kindred

Member

September 2021 - Present (11 months)

Portland, Oregon, United States

The Wetlands Conservancy

Board Member

August 2016 - January 2020 (3 years 6 months)

The Wetlands Conservancy (TWC) is the only organization in Oregon dedicated to promoting community and private partnerships to permanently protect and conserve Oregon's greatest wetlands – our most biologically rich and diverse lands. For more than 30 years, The Wetlands Conservancy has educated and assisted landowners, neighborhood groups, land trusts, and watershed councils on local stewardship to support fish and wildlife, clean water, open space and people's appreciation of nature.

Grady Britton

Connector

January 2015 - May 2019 (4 years 5 months)

Portland, Oregon Area

Grady Britton is a creative branding agency putting thoughtful, informed advertising, PR, digital, media, and planning capabilities to work for companies in the modern marketplace. Grady Britton excels at shaping stories, moving

business, and driving results. We are a certified B Corporation with over 42 years experience working with clients natural and organic food and beverage, tourism and destination marketing, sustainability and natural resources, manufacturing, and health and healthcare categories. www.meetgb.co

Oregon Department of Environmental Quality
Environmental Quality Commissioner
February 2012 - March 2017 (5 years 2 months)

In 2012, I was appointed by then Governor Kitzhaber to serve on the Environmental Quality Commission (EQC), a five-member citizen panel, for citizen oversight of the Department of Environmental Quality's policy, rule-making and budget activities. In addition to adopting rules, the EQC also establishes policies, issues orders, judges appeals of fines or other department actions, and appoints the DEQ director.

State of Oregon Watershed Enhancement Board
Board Member
March 2012 - August 2016 (4 years 6 months)
Oregon

I represented the Department of Environmental Quality on the Oregon Watershed Enhancement Board (OWEB). OWEB is a state agency that provides grants to help Oregonians take care of local streams, rivers, wetlands and natural areas. Community members and landowners use scientific criteria to decide jointly what needs to be done to conserve and improve rivers and natural habitat in the places where they live. OWEB grants are funded from the Oregon Lottery, federal dollars, and salmon license plate revenue.

Earth Protect Productions
Director of Sustainability and Marketing
January 2013 - February 2014 (1 year 2 months)

I helped found Earth Protect Productions to inspire innovation, and action through multi-media storytelling. In today's Internet age, video and social media are essential for connecting and engaging with employees, customers, suppliers, investors and the community.

Cleantech Open
National Sustainability Chair
March 2009 - December 2013 (4 years 10 months)
San Jose, CA

The Cleantech Open (CTO) is a national nonprofit organization dedicated to helping great ideas become viable clean tech businesses. The organization's mission is to serve as an innovation catalyst, providing the infrastructure and processes to develop and motivate entrepreneurs and early stage companies creating clean, environmentally sustainable technologies. As the National Sustainability Chair, responsibilities include oversight for sustainability mentoring, training, and judging of the competitors that are competing for the National Prize.

Ecology and Environment, Inc
Senior Sustainabilty and EMS Expert
May 2003 - September 2011 (8 years 5 months)

I led E & E's sustainability, environmental compliance and environmental management system business practice. Responsible for new business development, project management, and strategic planning. Day to day responsibility included maintaining good client communications and relationships, coordinating staff, and ensuring quality control of deliverables. Supervised project teams, and mentored junior staff.

For large commercial companies with national and international assets, I successfully managed and implemented strategic sustainability plans that have achieved measurable environmental improvements and cost savings. Helped clients develop sustainability programs, metrics and annual reports in accordance with Global Reporting Initiative protocols World Resoures Institute; U.S. Business Council on Sustainable Development; Greenhouse Gas Protocols, and the GRI. Conducted sustainability and EMS training for clients and internal staff.

Key clients and projects include:
o Sutter Home Winery: EMS Gap Analysis/Carbon Footprint
o BMW North America: Sustainability Strategy
o Cleanline Energy Partners: Sustainable Construction Guide and Implementation Plan
o Xerox Corporation: Environmental Compliance/ EMS Audits
o OCP Group: Sustainability Strategic Planning, Scorecard and Training
o ADB: EMS Support for Acid Rain Project Construction Supervision/ Institutional Strengthening
o Commission for Environmental Cooperation: EMS Best Practices Evaluation
o McKesson Corporation, Strategic Safety Program Assessment
o Ball Aerospace: EH&S Compliance Audit

o Pacific Gas & Electric Company: EMS Gap Analysis

o Oregon OEML Emergency Planning

o OR Department of Human Services: Pandemic Flu Training & Exercises

Nike
Environmental Compliance Manager
May 2002 - May 2003 (1 year 1 month)

As an environmental compliance manager for Nike, Inc., developed standards that defined environmental performance requirements for over 900 global contract manufacturers to minimize EHS risks associated with footwear, apparel, and sporting equipment manufacturing. Also contributed to strategic planning for global supply chain management of EHS programs. Internationally, conducted audits and investigated EHS risks at Nike's contract manufacturers in Asia, Europe and South America; and provided environmental training for Nike's international compliance staff. Evaluated environmental compliance and EMS effectiveness at Nike's domestic facilities, and established the list of hazardous substances to be restricted from use in the manufacturing of Nike's products in accordance with EU and Asian regulations.

LSI Logic
Environmental Manager
March 1997 - May 2002 (5 years 3 months)

As Environmental Manager for LSI Logic's Gresham fabrication facility established hazardous waste, solid waste, stormwater, wastewater and air quality programs to ensure compliance with all applicable local, state and federal environmental laws, and to minimize adverse environmental impacts from semiconductor manufacturing.   To meet these program requirements wrote SPCC, Stormwater Pollution Prevention Plan, Contingency Plan; Hazardous Materials Management Plan; conducted all of the necessary monitoring; and completed all of the environmental reports submitted to EPA, DEQ and the City of Gresham.

Prepared the permit applications and negotiated the industrial pretreatment wastewater discharge permit with the City of Gresham, and the air contaminant discharge permit with DEQ. Developed and implemented an EMS that received ISO 14001 registration in June 2000. Participated in the policy development of the Oregon Green Permit program and helped LSI obtain the first Green Permit issued in the State of Oregon, and charter membership in EPA's National Environmental Performance Track. Responsible for promoting concepts and practices of sustainability, and focused efforts on minimizing environmental impacts and reducing costs of operation.

Education

Cornell University

B.S., Environmental Engineering · (1987 - 1991)

Cornell University

Certificate in Nonprofit Management for Financial Succes, Executive Leadership · (2020 - 2020)